SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

ACCELRYS, INC.

(Name of Subject Company)

ACCELRYS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00430U103
(CUSIP Number of Class of Securities)

Max Carnecchia
Chief Executive Officer
Accelrys, Inc.
5005 Wateridge Vista Drive
San Diego, California 92121-1761
(858) 799-5000

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Carl R. Sanchez

Scott E. Oross
Paul Hastings LLP
4747 Executive Drive, 12th Floor
San Diego, California 92121
(858) 458-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) previously filed by Accelrys, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 13, 2014 relating to the offer by (i) Dassault Systèmes SA (“Dassault Systèmes SA”), a French corporation with limited liability, (ii) Dassault Systemes Americas Corp., a Delaware corporation and wholly owned indirect subsidiary of Dassault Systèmes SA (“Parent”), and (iii) 3DS Acquisition Corp., a Delaware corporation and wholly owned direct subsidiary of Parent (“Purchaser”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (such shares being hereinafter collectively referred to as the “Shares”), at a price per Share of $12.50, net to the seller in cash, without interest, and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2014 and the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Dassault Systèmes SA, Parent and Purchaser, with the SEC on February 13, 2014.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the item in this Amendment No. 1.

Item 4.  The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection entitled “Certain Extrapolated Financial Projections for 2017 through 2023 Developed by Morgan Stanley” on page 46 of the Schedule 14D-9 immediately following the subsection entitled “Certain Financial Estimates and Forecasts—Certain Financial Forecasts for 2014 Through 2016”:

Certain Extrapolated Financial Projections for 2017 through 2023 Developed by Morgan Stanley

For purposes of performing its discounted cash flow analysis and illustrative leveraged buyout analysis of Accelrys, Morgan Stanley utilized management Case A and management Case B forecasts through 2016 and developed its own projections for 2017 through 2023 by an extrapolation of 2016 estimates in the management projections as further described in “—Opinion  of Accelrys’ Financial Advisor—Discounted Cash Flow Analysis” and “—Opinion  of Accelrys’ Financial Advisor—Illustrative Leveraged Buyout Analysis”.  While Accelrys management reviewed the extrapolated projections utilized by Morgan Stanley in Morgan Stanley’s financial analyses prior to delivery of Morgan Stanley’s fairness opinion and at the time of such review was not aware of any facts or circumstances that would lead them to believe that such extrapolated projections were unreasonable, they did not undertake to verify independently the accuracy or completeness of such extrapolated projections, which are summarized below.  Accelrys management approved the use of these extrapolated projections by Morgan Stanley in Morgan Stanley’s financial analyses.  Non-GAAP earnings per share is not reflected in the tables below due to the fact that it was not calculated by Morgan Stanley as part of the extrapolated projections and was not utilized by Morgan Stanley in Morgan Stanley’s financial analyses for any periods following the fiscal year ending December 31, 2016.

The extrapolated projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the extrapolated projections, including, but not limited to, Accelrys’ performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Accelrys’ reports filed with the SEC.  As the extrapolated projections were extrapolated from the financial forecasts from 2014 through 2016, they are inherently even more speculative than such financial forecasts.  None of Accelrys, Purchaser, Parent, Dassault Systèmes SA or their respective affiliates, advisors, officers, directors or representatives can give any assurance that the extrapolated projections will be realized or that actual results will not be significantly higher or lower than the extrapolated projections. The extrapolated projections cover multiple years and therefore by their nature become less reliable with each successive year. In addition, the extrapolated projections were not prepared and are not presented with a view toward public disclosure, nor toward complying with the published guidelines of the SEC regarding forward-looking statements.

The inclusion of the following summary of the extrapolated projections in this Schedule 14D-9 should not be regarded as an indication that Accelrys, Morgan Stanley, Dassault Systèmes SA, Parent and Purchaser, or anyone who received the extrapolated projections then considered, or now considers, such extrapolated projections to be predictive of actual results for the periods presented, and should not be relied on as such. By including such summary in this Schedule 14D-9, neither Accelrys nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the performance of Accelrys as compared to the information contained in such extrapolated projections. In addition, such extrapolated projections were prepared during the periods described above and have not been updated to reflect any changes or events occurring after the date they were prepared, including, as applicable, the transactions contemplated by the Merger Agreement or the announcement thereof. Furthermore, the extrapolated projections do not take into account any applicable effect of the failure of the transactions described in the Merger Agreement to occur and should not be viewed as accurate or continuing in that context.

In light of the information and qualifications described above, stockholders are strongly cautioned not to place undue, if any, reliance on the extrapolated projections. Without limiting the generality of the foregoing, the following summary of the extrapolated projections is expressly not intended to influence any stockholder’s decision whether to accept the Offer and to tender their Shares pursuant to the Offer.

Case A:

Fiscal Year Ending December 31

(numbers in millions)

	Management Forecasts			Morgan Stanley Extrapolated Projections
	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E
Non-GAAP Revenue	$211	$234	$263	$292	$320	$347	$372	$394	$414	$434
Adjusted EBITDA	$46	$53	$63	$70	$77	$87	$94	$100	$105	$110

1

Case B:

Fiscal Year Ending December 31

(numbers in millions)

	Management Forecasts			Morgan Stanley Extrapolated Projections
	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E
Non-GAAP Revenue	$201	$217	$236	$255	$273	$289	$304	$316	$326	$335
Adjusted EBITDA	$36	$40	$48	$55	$59	$65	$69	$72	$74	$77

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCELRYS, INC.

By:	/s/ Max Carnecchia
Max Carnecchia
President and Chief Executive Officer

Date: February 18, 2014